SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 30, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated January 30, 2009, the Company reported that following the ordinary course of its business, and in order to take advantage of the best opportunities to realize certain of the Company’s non-strategic assets for its subsequent reinvestment, the Board of Directors has decided to assess the real estate market getting an optimal response in relation to the disposal of some of those assets.

Consequently, the Company has sold, through several deeds of transfer recorded along different transactions, certain office units, which represented a total of 4,352 square meters of the Company’s gross leasable area, for a total of US$ 12.3 millions.

This decision not only allows the Company to increase its financial strength, but also allows it to refocus in the execution of potential business opportunities that arise in the new market environment.

The Company has not altered its objectives of acquiring and developing Real Estate in and outside Argentina. On the other hand it shows itself more receptive and better positioned to capture attractive opportunities that may contribute to the Company’s growth and constitute valuable proposals for its shareholders. The proceeds obtained from these transactions will be applied in the future in accordance with the commitments assumed by the Company, among others, those arising from its Notes due 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 2, 2009